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18008752

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2017 (MM/DD/YY) AND ENDING June 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Channel Marker Way, Suite #101
(No. and Street)

Grasonville	MD	21638
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group, LLC
(Name – *if individual, state last, first, middle name*)

955 Mount Hermon Road	Salisbury	MD	21804
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED
2018 AUG 28 AM 8:40
SEC / TM

CONTENTS

OATH OR AFFIRMATION

I, Ernest O Brittingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30th, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires
May 17, 2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Charles M. Meenehan
Craig A. Walter
Mark A. Welsh

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
International Money Management Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of International Money Management Group, Inc. (a Maryland corporation) as of June 30, 2018 and 2017, and the related statements of operations and comprehensive income (loss), changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Money Management Group as of June 30, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Money Management Group's management. Our responsibility is to express an opinion on International Money Management Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to International Money Management Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574
114 Bay Street, Building A | PO Box 627 | Easton, MD 21601 | 410-822-4008

Supplemental Information

The supplemental information listed below and the related notes to the supplemental schedules have been subjected to audit procedures performed in conjunction with the audit of International Money Management Group, Inc.'s financial statements.

- Schedule I – Computation of Net Capital Under SEC Rule 15c3-1
- Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption)
- Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)

The supplemental information is the responsibility of International Money Management Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

TGM Group LLC

We have served as International Money Management Group, Inc.'s auditor since 2007.

Salisbury, Maryland

August 21, 2018

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2018 and 2017

	2018	2017
ASSETS		
Cash and cash equivalents	$ 73,733	$ 68,998
Deposits with clearing organizations	50,000	50,000
Commissions receivable	22,814	20,969
Service fees receivable	44,952	43,123
Other assets	12,895	4,277
Deferred tax asset	6,248	5,202
Total assets	$ 210,642	$ 192,569
LIABILITIES		
Commissions payable	$ 48,737	$ 35,794
Service fees payable	31,467	30,186
Due to affiliate - BIC	38,140	35,434
Total liabilities	118,344	101,414
STOCKHOLDER'S EQUITY		
Capital stock, $.05 par value, 2,000,000 shares authorized, 271,136 shares issued and outstanding	13,555	13,555
Additional paid-in capital	74,443	74,443
Retained earnings	4,300	3,157
Total stockholder's equity	92,298	91,155
Total liabilities and stockholder's equity	$ 210,642	$ 192,569

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended June 30, 2018 and 2017

	2018	2017
REVENUES		
Mutual fund	$ 320,308	$ 318,752
Stock and bond	267,652	235,168
Variable annuity and pension	60,789	61,756
Life insurance	1,848	602
Total revenues	650,597	616,278
EXPENSES		
Commissions and bonuses	356,268	324,780
Overhead	214,492	226,518
Licensing and insurance	8,696	8,640
Professional fees	8,348	2,752
Clearing	74,219	72,314
Miscellaneous	300	430
Total expenses	662,323	635,434
OTHER INCOME		
Interest, net	11,823	3,269
Realized gains on sale of securities	-	4,333
Total other income	11,823	7,602
Net Income (Loss) Before Income Taxes	97	(11,554)
Provision for income tax benefit	1,046	2,859
NET INCOME (LOSS)	$ 1,143	$ (8,695)
OTHER COMPREHENSIVE LOSS, net of tax		
Unrealized holding gains on securities available-for-sale (net of deferred income taxes of $131 in 2017)	-	435
Reclassification adjustment for gains included in net income (net of deferred income taxes of $1,007 in 2017)	-	(3,326)
TOTAL OTHER COMPREHENSIVE LOSS	-	(2,891)
TOTAL COMPREHENSIVE INCOME (LOSS)	$ 1,143	$ (11,586)

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2018 and 2017

	Capital stock						Accumulated Other Comprehensive		Retained		
	Shares		Amount		Additional paid-in capital		Income		Earnings		Total
Balances, June 30, 2016	271,136	$	13,555	$	74,443	$	2,891	$	11,852	$	102,741
Net loss	-		-		-		-		(8,695)		(8,695)
Net unrealized gains on securities available-for-sale, net of deferred income taxes of $131	-		-		-		435		-		435
Reclassification adjustment for realized gains on securities included in net loss, net of income tax provision of $1,007	-		-		-		(3,326)		-		(3,326)
Balances, June 30, 2017	271,136	$	13,555	$	74,443	$	-	$	3,157	$	91,155
Net income	**-**		**-**		**-**		**-**		**1,143**		**1,143**
Balances, June 30, 2018	**271,136**	**$**	**13,555**	**$**	**74,443**	**$**	**-**	**$**	**4,300**	**$**	**92,298**

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2018 and 2017

		2018		2017
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	1,143	$	(8,695)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Gain on sale of securities		-		(4,333)
(Increase) decrease in assets:				
Commissions receivable		(1,845)		(40)
Service fees receivable		(1,829)		(4,490)
Other assets		(8,618)		4,059
Deferred tax asset		(1,046)		(2,795)
Increase (decrease) in liabilities:				
Commissions payable		12,943		30,664
Service fees payable		1,281		3,143
Due to affiliate - BIC		2,706		25
Net cash provided by operating activities		4,735		17,538
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from sale of securities		-		7,033
Net increase in cash		4,735		24,571
Cash, beginning of fiscal year		68,998		44,427
Cash, end of fiscal year	$	73,733	$	68,998
Supplementary cash flow information:				
Total appreciation on securities available for sale	$	-	$	566

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended June 30, 2018 and 2017

Subordinated borrowings at July 1, 2016	$ -
Increases (decreases) in subordinated borrowings	-
Subordinated borrowings at June 30, 2017	$ -
Increases (decreases) in subordinated borrowings	-
Subordinated borrowings at June 30, 2018	$ -

The Notes to Financial Statements are an integral part of these statements

NOTES TO FINANCIAL STATEMENTS

Note 1. The Company and its Significant Accounting Policies

Description of Business

International Money Management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted in the United States of America and FINRA requirements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

Officers Commission

In accordance with an agreement between International Money Management Group, Inc. and the officers of the Company, the officers are paid commissions at 49.5% each (total of 99%) of net adjusted income after paying all broker/dealer direct expenses, associate commissions, and overhead expenses (see Note 3). As of June 30, 2018 and 2017, there was an officer commission payable included in commissions payable of **$17,687** and $0, respectively. Officers commission expense totaled **$108,908** and $2,032 for the years ended June 30, 2018 and 2017, respectively.

Note 1. The Company and its Significant Accounting Policies (Continued)

Service Fees

Service fee receivables and payables relate to direct (application way) mutual fund business. These estimated fees are based on historical collection factors, and recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2018 and 2017, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30 to 120 day time frame.

Note 2. Securities

The Company owned 100 common shares of a worldwide securities listing company that were originally purchased at a value of $27 per share. During April 2017, the Company sold the common shares for net proceeds of $7,033 resulting in a realized gain of $4,333 on the sale. Realized gains and losses, using the specific identification method, are included as a separate component of other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income (loss).

Note 3. Due To/From Affiliate

In accordance with an agreement International Money Management Group, Inc. has with Bayview Financial Group, Inc., an affiliate; indirect expenses relating to its business activities are payable to the affiliate as payment for overhead expense items. The indirect expenses are based on the Company's proportionate share of overall expenses. Overhead expense for the years ended June 30, 2018 and 2017 was **$214,492** and $226,518, respectively.

International Money Management Group, Inc. receives monthly management service fee income that is payable to its affiliate, Bayview Investment Council, Inc. There was a due to Bayview Investment Council, Inc. at June 30, 2018 and 2017 of **$38,140** and $35,434, respectively.

Note 4. Related Parties

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

The Company pays all overhead expenses to Bayview Financial Group, Inc. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham and 50% by Wayne Humphries.

International Money Management Group, Inc.'s, individual and corporate client portfolios are managed by Bayview Investment Counsel, Inc. Bayview Investment Counsel, Inc. is owned 50% by Mr. Brittingham and 50% by Mr. Humphries.

Note 5. Income Taxes

The components of the provision (benefit) for income tax for the year ended June 30, 2018 and 2017 are as follows:

	2018	2017
Current income taxes:	$ -	$ -
Income tax receivable:	-	-
Deferred income taxes:	(1,046)	(2,859)
Income tax provision (benefit)	$ (1,046)	$ (2,859)

The components of net deferred income tax are as follows at June 30, 2018 and 2017.

	2018	2017
Deferred tax asset:		
Current:		
Commission and service fee payables	$ 23,459	$ 15,554
Net operating loss carryforward	6,382	5,544
	$ 29,841	$ 21,098
Deferred tax liability:		
Current:		
Commission and service fee receivables	$ (23,593)	$ (15,896)
	$ (23,593)	$ (15,896)
Reflected in the balance sheet as a:		
Net current deferred tax asset	$ 6,248	$ 5,202

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables and net operating loss carryforward will be fully utilized in future periods.

Certain transactions of the Company may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for Federal income tax purposes may differ from net income in these financial statements.

During 2010, the Company adopted ASC 740-10 which prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Based on that evaluation, if it were not more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses.

Based on the results of managements' evaluation, adoption of ASC 740-10 did not have a material effect on the Company's financial statements. Further, no interest or penalties have been accrued or charged to expense as of June 30, 2018.

Note 5. Income Taxes (Continued)

The Company's Federal and Maryland tax returns for tax years 2015, 2016, and 2017 are subject to examination, generally for three years after they are filed.

At June 30, 2018 and 2017, the Company had $21,819 and $23,847 respectively, of net operating losses (NOL) for income tax purposes, which begin to expire in 2036. Since the net operating loss occurred prior to December 31, 2017, any deductions from income will be allowed at 100% until fully utilized. Any net operating losses occurring after January 1, 2018, will be deducted at 80%. The NOL balance as of June 30, 2018 will be carried forward to future tax periods estimating a deferred federal tax asset of $4,582 and deferred state tax asset of $1,800.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2018, the Company had net capital of $64,148 which was $56,258 in excess of its required amount of $7,890.

Note 7. Subsequent Events

The Company has evaluated subsequent events through August 21, 2018, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

(SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Schedule I
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2018

Net capital		
Total stockholders' equity	$	92,298
Deductions:		
Non-allowable assets:		
Service fees, net		8,981
Other assets		19,169
Total non-allowable assets		28,150
Net capital	$	64,148
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	48,737
Service fees payable		31,467
Due to affiliate		38,140
Total aggregate indebtedness	$	118,344
Computation of required net capital		
Minimum net capital required; 6-2/3% of aggregate debt ($7,890) or $5,000, whichever is greater	$	7,890

See Report of Independent Registered Public Accounting Firm

Schedule II
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2018

	2018
Customer funds held in excess	$ -
Amount in reserve bank account	$ -

See Report of Independent Registered Public Accounting Firm

Schedule III
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2018

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

See Report of Independent Registered Public Accounting Firm

NOTES TO SUPPLEMENTAL SCHEDULES

Note 1. Reconciliation of Schedule I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2018.

Net capital per June 30, 2018 FOCUS report	$	64,148
Year-end adjustments		-
Net capital per Schedule I	$	64,148

See Report of Independent Registered Public Accounting Firm

OTHER INFORMATION

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Charles M. Meenehan
Craig A. Walter
Mark A. Welsh

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION STATEMENT UNDER RULE 15c3-3

To the Board of Directors
International Money Management Group, Inc.

We have reviewed management's statements, included in the accompanying Statement Regarding Exemption Report Under Rule 15c3-3, in which (1) International Money Management Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Money Management Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) International Money Management Group, Inc. stated that International Money Management Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Money Management Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Money Management Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TGM Group LLC

Salisbury, Maryland
August 21, 2018

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574
114 Bay Street, Building A | PO Box 627 | Easton, MD 21601 | 410-822-4008

IMMG

International Money Management Group, Inc. - Investment Bankers - Member FINRA - SIPC
Wells Cove
110 Channel Marker Way, Suite 101
Grasonville, MD 21638
Phone: (410) 827-4005 Fax: (410) 827-0797

Statement Regarding Exemption Report Under Rule 15c3-3

July 31, 2018

Broker Dealer:
International Money Management Group, Inc.
110 Channel Marker Way, Suite #101
Grasonville, MD 21638
Web CRD #14367

International Money Management Group, Inc. claims exemption from Rule 15c3-3 under provision (k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. This exemption was met throughout the most previous fiscal year without exception.

Ernest (Chip) O. Brittingham
President

JTL (Rule15c-3ExemptionStatement08-16-18.docx)